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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   -----------

                                  SCHEDULE TO/A

                      TENDER OFFER STATEMENT UNDER SECTION
           14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 8)

                                GUCCI GROUP N.V.
                            (NAME OF SUBJECT COMPANY)

                         PINAULT-PRINTEMPS-REDOUTE S.A.
                        (NAME OF FILING PERSON--OFFERORS)

               COMMON SHARES, NOMINAL VALUE (EURO) 1.02 PER SHARE
                         (Title of Class of Securities)


                                    401566104
                      (CUSIP Number of Class of Securities)


                                 SERGE WEINBERG
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         PINAULT-PRINTEMPS-REDOUTE S.A.
                                10, AVENUE HOCHE
                              75381 PARIS CEDEX 08
                                     FRANCE
                             (011 33 1) 45 64 61 00
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)


                                   COPIES TO:

                               DAVID A. KATZ, ESQ.
                            JOSHUA R. CAMMAKER, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

[ ]  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

[X]  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

[X]  AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.


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  1       Name of Reporting Person:          I.R.S. Identification Nos. of above
                                             persons (entities only):


           PINAULT-PRINTEMPS-REDOUTE S.A.
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  2       Check the Appropriate Box if a Member of a Group

                  (a) [ ]
                  (b) [X]
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  3       SEC Use Only:

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  4       Source of Funds (See Instructions):

                  OO
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  5       Check if Disclosure of Legal Proceedings Is Required Pursuant to
          Item 2(d) or 2(e):  [ ]
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  6       Citizenship or Place of Organization

               France
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       Number of
         Shares               7      Sole Voting Power:
      Beneficially
        Owned By                          102,202,166*
          Each
       Reporting
         Person
          With
                            ----------------------------------------------------
                              8      Shared Voting Power:

                                          -0-

                            ----------------------------------------------------
                              9      Sole Dispositive Power:

                                          102,202,166*
                            ----------------------------------------------------

                             10      Shared Dispositive Power:

                                          -0-
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  11      Aggregate Amount Beneficially Owned by Each Reporting Person:

                  102,202,166*
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  12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions):

                  [ ]
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  13      Percent of Class Represented by Amount in Row (11):

                  99.23% (based upon 102,998,294 shares outstanding as of April 29, 2004 (excluding treasury shares))
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  14      Type of Reporting Person (See Instructions):

                  CO
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 * Includes 33,267,342 shares that were tendered pursuant to the Offer (as defined below) and not withdrawn, and an additional 1,364,670 shares that were tendered by notice of guaranteed delivery and not withdrawn. All of these shares were accepted for payment pursuant to the Offer on April 29, 2004.

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         This Amendment No. 8 amends and supplements the Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO filed with the Securities and Exchange Commission (the "Commission") on April 1, 2004, as amended by Amendment No. 1 filed on April 2, 2004, Amendment No. 2 filed on April 20, 2004, Amendment No. 3 filed on April 22, 2004, Amendment No. 4 filed on April 23, 2004, Amendment No. 5 filed on April 28, 2004, Amendment No. 6 filed on April 30, 2004 and Amendment No. 7 filed on April 30, 2004 (as amended, the "Schedule TO"), by Pinault-Printemps-Redoute S.A., a SOCIETE ANONYME with a management board and supervisory board and organized under the laws of the Republic of France ("PPR"). This Schedule TO relates to the offer by PPR to purchase any and all outstanding Common Shares, nominal value (euro) 1.02 per share (the "Shares"), of Gucci Group N.V. that are not beneficially owned by PPR, at $85.52 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 1, 2004 (as amended, the "Offer to Purchase") and in the related Letter of Transmittal, copies of which were filed previously with the Schedule TO as Exhibits (a)(1) and (a)(2), respectively.

         The item numbers and responses thereto below are in accordance with the requirements of Schedule TO. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 12.      EXHIBITS.

     Item 12 is hereby amended and supplemented by adding thereto the following:


    "(a)(36)       Dutch advertisement dated April 30, 2004"


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         PINAULT-PRINTEMPS-REDOUTE S.A.


                         By:    /s/ Serge Weinberg
                            ----------------------------------------
                          Name:  Serge Weinberg
                          Title: Chief Executive Officer


                          Date:  May 2, 2004







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                                  EXHIBIT INDEX


    (a)(36)        Dutch advertisement dated April 30, 2004